UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: January 4, 2013

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Sale of Interests in BBAM Limited Partnership

On December 28, 2012, Fly Leasing Limited (“FLY”) sold its 15% interest in BBAM Limited Partnership (“BBAM”) to a fund managed by Onex Corporation (“Onex”). The gross purchase price was $49.5 million. Summit Aviation Partners LLC (“Summit”) also sold a 35% interest in BBAM to Onex, and BBAM is now owned 50% by Summit and 50% by Onex.

Concurrently with the closing of the BBAM sale transaction, Summit and Onex invested $25 million in 2,191,060 newly issued common shares of FLY. The per share price of $11.41 represents a 5% discount to the volume weighted average price of FLY shares in the five day period ended November 29, 2012. The shares were issued in a private placement transaction pursuant to Section 4(a)(2) of the Securities Act of 1933. The shares are subject to lock up provisions, and FLY has agreed to register the shares with the Securities and Exchange Commission pursuant to a registration rights agreement.

FLY received aggregate net proceeds of approximately $72.5 million from these transactions after payment of expenses including a one-time fee of $1.74 million paid to BBAM for services rendered in connection with the transactions.

FLY also entered into an amended management agreement (“Management Agreement”) with Fly Leasing Management Co. Limited (“Manager”), an indirect wholly owned subsidiary of BBAM. The term of the Management Agreement has been extended to December 28, 2022, with an automatic five year renewal period unless FLY makes a payment to the Manager of $8 million, subject to potential future adjustment. In addition, BBAM has agreed to provide FLY with certain information regarding BBAM’s financial results as well as information about purchases and disposition of aircraft by entities managed or serviced by BBAM. Finally, FLY has agreed that it will not have the right to terminate the Management Agreement upon the departure of Steven Zissis, the current president and chief executive of Summit and BBAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: January 4, 2013	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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